RUBICON MINERALS CORPORATION

SECOND QUARTER ENDED JUNE 30, 2005

Interim Consolidated Financial Statements

(Unaudited)

The Company’s auditor has not performed a review of these interim Consolidated Financial Statements

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Interim Consolidated Balance Sheets - Unaudited
As at June 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	June 30	December 31
	2005	2004
	(unaudited)	(audited	)

Assets
Current Assets
Cash and cash equivalents	$1,937,257	$6,941,848
Amounts receivable	420,044	263,731
Prepaid expenses	73,250	64,202
	2,430,551	7,269,781

Investments (note 4)	5,368,393	3,177,783
Equipment - net of accumulated amortization of $119,185	51,932	56,604
(2004 - $111,133)
Deferred property costs	23,310,264	19,815,494
	$31,161,140	$30,319,662

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	$593,344	$897,397

Non-controlling interest	450,267	474,340

Shareholders' equity
Share capital (note 6(a) )	40,343,414	39,184,721
Contributed surplus	2,928,449	1,960,463
Deficit	(13,154,334)	(12,197,259)
	30,117,529	28,947,925
	$31,161,140	$30,319,662

Approved by the Board of Directors

"David W. Adamson"	"John R. Brodie"
David W. Adamson	John R. Brodie, FCA
Director	Director

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Operations and Deficit - Unaudited
For the periods ended June 30, 2005 and June 20, 2004
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Expenses
Amortization	$4,130	$6,618	$8,052	$9,453
Consulting	19,064	132,600	60,945	155,190
Investor Relations	146,231	65,997	219,641	180,227
Office	27,505	32,002	67,530	98,312
Professional fees	65,644	16,165	109,284	77,637
Rent	20,388	15,127	39,777	32,131
Salaries	193,913	121,709	343,216	222,794
Stock-based compensation (note 5)	18,725	-	1,002,250	628,000
Telephone	6,357	1,778	9,108	3,639
Toquima IPO costs	-	204,889	-	260,068
Transfer agent and regulatory filing fees	85,409	81,561	153,537	72,197
Travel & accommodation	7,235	6,907	17,283	14,095
Write-off of deferred property costs	88,970	116,174	135,295	116,174

Loss before other items	(683,571)	(801,527)	(2,165,918)	(1,869,917)
Future income tax recovery (note 6(a))	-	-	1,043,943	-
Gain on sale of investments	-	(2,214)	116,434	(2,214)
Equity loss	-	-	(25,000)	-
Allocation of subsidiary's loss to minority interest	10,983	86,648	24,073	120,061
Interest and other income	14,977	41,215	49,393	90,576

Net loss for the period	(657,611)	(675,878)	(957,075)	(1,661,494)
Deficit, beginning of period	(12,496,723)	(9,100,039)	(12,197,259)	(8,114,423)
Deficit, end of period	$(13,154,334)	$(9,775,917)	$(13,154,334)	$(9,775,917)

Loss per share	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Weighted average number of common shares outstanding	56,845,974	52,545,606	56,578,399	52,399,931

RUBICON MINERALS CORPORATION
Interim Consolidated Statements of Cash Flows - Unaudited
For the periods ended June 30, 2005 and June 30, 2004
(Expressed in Canadian Dollars)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Cash Provided by (Used for)
Operating Activities
Net loss for the period	$(657,611)	$(675,878)	$(957,075)	$(1,661,494)
Adjustment for items which do not involve cash:
Stock-based compensation	18,725	117,600	1,002,250	745,600
Amortization	4,130	6,618	8,052	9,453
Equity loss	-	-	25,000	-
Future income tax recovery	-	-	(1,043,943)	-
Loss (gain) on disposal of investments	-	2,214	(116,434)	2,214
Allocation of subsidiary's loss to minority interest	(10,983)	(86,648)	(24,073)	(120,061)
Write-off of deferred property costs	88,970	116,174	135,295	116,174
	(556,769)	(519,920)	(970,928)	(908,114)

Changes in non-cash working capital components:
Prepaid expenses	39,296	234,397	(9,048)	(48,573)
Amounts receivable	252,799	405,117	(156,313)	284,441
Accounts payable and accrued liabilities	(436,214)	334,814	(304,053)	102,209
Non-controlling interest	-	(6,775)	-	-
	(700,888)	447,633	(1,440,342)	(570,037)

Investing Activities
Deferred property costs	(1,149,453)	(2,196,325)	(4,479,141)	(4,311,668)
Purchase of investments	(980,000)	(787,259)	(2,159,025)	(787,259)
Proceeds on sale of investments	-	33,736	200,558	33,736
Purchase of equipment	(2,770)	(4,659)	(3,380)	(4,659)
	(2,132,223)	(2,954,507)	(6,440,988)	(5,069,850)

Financing Activities
Common shares issued for cash	-	111,665	2,199,568	464,330
Share issue costs	(268)	-	(127,166)	-
Recovery of property costs incurred	229,283	1,120,503	754,544	1,653,058
Management and administration received	12,326	92,714	49,793	133,841
	241,341	1,324,882	2,876,739	2,251,229

Net cash used during the period	(2,591,770)	(1,181,992)	(5,004,591)	(3,388,658)
Cash and cash equivalents, beginning of period	4,529,027	9,095,408	6,941,847	11,302,074
Cash and cash equivalents, end of period	$1,937,257	$7,913,416	$1,937,257	$7,913,416

* Supplemental Disclosure of Non-Cash Investing and Financing Activities

During the three months and six months ended June 30, 2005, the Company issued 69,000 and 94,000 respectively (2004 - 15,000)
of its common shares with a value of $66,270 and $95,970 (2004 - $21,900) and received common shares of other companies with a value of $140,709 (2004 - $138,821) pursuant to the terms of property and joint venture agreements.

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at June 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	Balance December 31, 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance June 30, 2005
CANADA
ONTARIO
RED LAKE MINING DIVISION
McFinley Property
Acquisition and option payments	3,126,698	208,409	-	3,335,107
Exploration costs
Geological and geochemical	1,269,028	106,623	-	1,375,651
Drilling	3,607,896	2,061,417	-	5,669,313
Geophysical	101,147	-	-	101,147
Travel and accommodation	136,750	44,056	-	180,806
Other	31,296	265	-	31,561
	8,272,815	2,420,770	-	10,693,585

Other Red Lake Properties
Acquisition and option payments	438,863	38,802	(58,750)	418,915
Exploration costs
Geological and geochemical	736,717	112,511	(53,671)	795,557
Drilling	596,423	252,820	(251,714)	597,529
Geophysical	280,310	-	-	280,310
Travel and accommodation	69,470	9,249	(6,988)	71,731
Other	2,981	14,135	(18)	17,098
Administration fees (earned)	(436,044)		(28,399)	(464,443)
	1,688,720	427,517	(399,540)	1,716,697

McCuaig JV Project
Acquisition and option payments	103,940	-	-	103,940
Exploration costs
Geological and geochemical	439,501	-	-	439,501
Drilling	1,143,647	-	-	1,143,647
Geophysical	27,425	-	-	27,425
Travel and accommodation	32,192	-	-	32,192
Other	2,000	-	-	2,000
Administration fees (earned)	(27,378)	-	-	(27,378)
	1,721,327	-	-	1,721,327

English Royalty Division Properties
Acquisition and option payments	171,332	23,690	(98,775)	96,247
Exploration costs
Geological and geochemical	244,869	60,451	-	305,320
Travel and accommodation	5,529	3,590	-	9,119
Other	107	-	-	107
	421,837	87,731	(98,775)	410,793

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at June 30, 2005 and December 31, 2004
(Expressed in Canadian Dollars)

	Balance December 31, 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance June 30, 2005

NEWFOUNDLAND
GOLD PROPERTIES
StarTrack Trend Properties
Acquisition and option payments	244,242	-	-	244,242
Exploration costs
Geological and geochemical	447,445	20,972	-	468,417
Drilling	124,058	-	-	124,058
Geophysical	482	-	-	482
Travel and accommodation	10,569	193	-	10,762
Other	3,580	-	-	3,580
	830,376	21,165	-	851,541

Golden Promise Trend Properties
Acquisition and option payments	148,426	84,121	(37,580)	194,967
Exploration costs
Geological and geochemical	253,354	199,688	(133,489)	319,553
Drilling	172,065	11,336	(9,824)	173,577
Geophysical	54,579	750	-	55,329
Travel and accommodation	7,736	-	(4,389)	3,347
Other	-	71	(71)	-
Administration fees (earned)	(178,844)	-	(13,847)	(192,691)
	457,316	295,966	(199,200)	554,082

Avalon Trend Properties
Acquisition and option payments	159,783	30,000	(50)	189,733
Exploration costs
Geological and geochemical	255,677	39,776	(9,212)	286,241
Drilling	-	8,163	(7,557)	606
Travel and accommodation	4,179	437	-	4,616
Other	725	418	(26)	1,117
Administration fees (earned)	(42,671)	-	(1,436)	(44,107)
	377,693	78,794	(18,281)	438,206

Glenwood-Botwood Trend Properties
Acquisition and option payments	402,350	248,670	(29,218)	621,802
Exploration costs
Geological and geochemical	1,014,989	321,518	(60,064)	1,276,443
Drilling	291,101	363,030	(88)	654,043
Geophysical	256,029	7,068	(7,068)	256,029
Travel and accommodation	10,026	1,506	-	11,532
Administration fees (earned)	(42,913)	-	(6,111)	(49,024)
	1,931,582	941,792	(102,549)	2,770,825

RUBICON MINERALS CORPORATION
Interim Consolidated Statement of Deferred Property Costs - Unaudited
As at June 30, 2004 and December 31, 2003
(Expressed in Canadian Dollars)

	Balance December 31, 2004	Gross Expenditures 2005	Write-off or Recovery 2005	Balance June 30, 2005

New World Trend Property
Acquisition and option payments	69,690	37,850	-	107,540
Exploration costs
Geological and geochemical	303,445	22,792	-	326,237
Drilling	567	1,583	-	2,150
Travel and accommodation	1,860	-	-	1,860
	375,562	62,225	-	437,787

NEWFOUNDLAND
Base Metal Properties
Acquisition and option payments	89,692	35,420	(39,380)	85,732
Exploration costs
Geological and geochemical	248,771	131,384	(132,053)	248,102
Drilling	291,734	73	(73)	291,734
Geophysical	82,637	-	-	82,637
Travel and accommodation	21,987	8,488	(8,488)	21,987
Other	225	3,553	(3,555)	223
	735,046	178,918	(183,549)	730,415

UNITED STATES OF AMERICA
ALASKA
Palmer Property
Acquisition and option payments	1,044,955	-	-	1,044,955
Exploration costs
Geological and geochemical	371,232	-	-	371,232
Drilling	682,215	-	-	682,215
Travel and accommodation	18,003	-	-	18,003
Other	18,013	-	-	18,013
Administration fees (earned)	(76,483)	-	-	(76,483)
	2,057,935	-	-	2,057,935

ARIZONA
Yuma King Property
Acquisition and option payments	54,202	6,340	(60,542)	-
Exploration costs
Geological and geochemical	16,484	23	(16,507)	-
Travel and accommodation	1,188	210	(1,398)	-
	71,874	6,573	(78,447)	-

NEVADA
Other Properties
Acquisition and option payments	765,850	53,660	-	819,510
Exploration costs
Geological and geochemical	107,561	-	-	107,561
	873,411	53,660	-	927,071

Deferred Property Costs	19,815,494	4,575,111	(1,080,341)	23,310,264

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
June 30, 2005
(Expressed in Canadian Dollars)

1.    NATURE AND CONTINUANCE OF OPERATIONS

The Company is incorporated in British Columbia, Canada and is primarily involved in the acquisition and exploration of mineral property interests in Canada, in the United States and in the Democratic Republic of Congo. At the date of these financial statements, the Company has not been able to identify a known body of economic grade ore on any of its properties. The Company’s ability to recover the costs it has incurred to date on these properties is dependent upon the Company being able to identify an economic ore body, to finance its exploration and development costs and to resolve any environmental, regulatory, or other constraints which may hinder the successful development of the property.

The Company will require additional equity financing and/or the exercise of outstanding warrants to fund its working capital requirements, maintain and explore its mineral properties beyond the end of 2005 and/or to invest in Africo to maintain its current percentage ownership. In July 2005, the Company announced an equity financing. See note 9.

2.   BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

These interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and method of computation as the consolidated financial statements for the fiscal year ended December 31, 2004. References to the Company included herein are inclusive of the accounts of the parent company and its subsidiary - Toquima Minerals Corporation at June 30, 2005 and December 31, 2004. The investment in Africo Resources Ltd. is accounted for on the equity basis. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2004.

All intercompany balances have been eliminated.

Deferred Property Costs

Acquisition, option payments and direct exploration costs are deferred until the properties are placed into production, sold or abandoned, at which time theses deferred costs will either be amortized on a unit-of-production basis, charged to operations if sold, or written-off.

Deferred property cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral property interests. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded amounts of property claim acquisition, option payments and direct exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its property interests on a periodic and annual basis for impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property. Management’s assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administration and management fees earned, which generally range from 8% to 10% of the allowable expenditures associated with exploration on certain properties, are offset against the historical costs deferred on those properties. Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time. Other items involving substantial measurement uncertainty are the carrying costs of mineral property interests and the determination of stock-based compensation.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
June 30, 2005
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES (Continued)

Equipment

Equipment is recorded and amortized over their estimated useful economic lives using declining balance method at annual rates of 20% for office furniture and equipment, 30% for computer equipment and 50% for software. Leasehold improvements are amortized on a straight-line basis over 10 years.

Foreign Currency Translation

The Canadian dollar is the functional currency of all of the Company’s operations which are classified as integrated for foreign currency translation purposes, and under this method translation gains or losses are included in the determination of net income or loss. Monetary assets and liabilities have been translated into Canadian dollars at the exchange rate in effect at balance sheet date. Non-Monetary assets, liabilities, revenues and expenses have been translated into Canadian dollars at the rate of exchange prevailing on the respective dates.

Joint Ventures

The Company conducts some of its mineral property exploration activities in conjunction with other companies in unincorporated joint ventures. The Company accounts for its interests in joint ventures using the proportionate consolidation method.

Financial Instruments and Financial Risk

The Company’s financial instruments consists of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company’s investments are carried at cost and considered non-current assets as the Company intends to hold them for a period of greater than one year. If there is a loss in value that is other than temporary, the investments are written-down to their estimated market values.

Share Capital

Common shares issued for non-monetary consideration are recorded at the fair market value based upon the lower of the trading price of the Company’s shares on the Toronto Stock Exchange on the date of the agreement to issue the shares and the date of share issuance. Flow-through shares are common shares which are issued under an agreement that, as provided for in the Canadian Income Tax Act, the Company transfers to the purchaser of the shares the benefits of the exploration expenditures that are financed by the proceeds of the share issue.

Stock-based Compensation

Stock option-based awards made to consultants and employees are recognized in these consolidated financial statements and measured using a fair value-based method.

Consideration received on the exercise of stock options and compensation warrants is recorded as share capital. The related contributed surplus originally recognized when the options were granted, is transferred to share capital.

Income Taxes

The Company accounts for tax consequences of the differences in the carrying amounts of assets and liabilities and their tax bases using tax rates expected to apply when these temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance against all such potential tax assets.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
June 30, 2005
(Expressed in Canadian Dollars)

2.   BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES (Continued)

Flow through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to share capital and the related exploration costs have been charged to deferred property costs.

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciation will reduce share capital.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized on an undiscounted cash flow basis when a reasonable estimate of the fair value of the obligation can be made. The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost is allocated to expense using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and from revisions to either expected payment dates or the amounts comprising the original estimate of the obligation. As at June 30, 2005 and December 31, 2004, the Company did not have any asset retirement obligations.

Environmental Expenditures

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly from country to country and are not predictable. The Company’s policy is to meet or, if possible, surpass environmental standards set by relevant legislation by the application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their expected future economic benefit. Estimated future removal and site restoration costs are recognized when the ultimate liability is reasonably determinable, and are charged against operations over the estimated remaining life of the related business operations, net of expected recoveries.

3.   RELATED PARTY TRANSACTIONS
For the three months and six months ended June 30, 2005, the Company accrued $50,000 and $90,000 respectively in legal fees to a law firm of which a partner is a director of the Company.

4.   INVESTMENTS

As at June 30, 2005 and December 31, 2004, the Company owned common shares in public and private companies as follows:

	June 30, 2005	June 30, 2005	December 31, 2004	December 31, 2004
	Aggregate cost	Market value	Aggregate cost	Market value
Public companies	$870,999	$516,977	$814,414	$611,927
Private company (a)	$4,497,394	-	$2,363,369	-
	$5,368,393	$516,977	$3,177,783	$611,783

(a)	Investment in Africo Resources Ltd. (“Africo”)

During 2004, the Company acquired a 60% interest in Africo, a British Columbia private company and subsequently resold part of its investment in Africo for a gain of $684,174. As at December 31, 2004, the Company owned 35.6% of Africo with a book value of $2,363,369 (net of equity loss).

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
June 30, 2005
(Expressed in Canadian Dollars)

4.   INVESTMENTS (Continued)

   (a) Investment in Africo Resources Ltd. (“Africo”) (Continued)

During the six months ended June 30, 2005, the Company participated in a $5.33 million Africo first round mezzanine equity financing and it purchased 1,420,000 common shares of Africo at $1.50 per common share for a total cost of $2.13 million. As at June 30, 2005, the Company owned 36.8% of Africo and with a book value of $4,497,394 (net of equity loss).

Subsequent to June 30, 2005, the Company purchased an additional 34,943 common shares of Africo for $52,414 from its share of the Africo financing not subscribed by existing shareholders. The Company also agreed to participate in a subsequent $5.0 million Africo second round mezzanine equity financing to be completed in August 2005. The Company’s pro-rata share of this latest Africo financing is $1.84 million.

Africo expects to close a third round mezzanine equity financing in September 2005. The Company at its sole discretion can elect to participate in this financing.

Africo has an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. There is no quoted market value for the Company’s investment in Africo. Proceeds from the Africo private placements are to be used to finance the costs of completing the feasibility study on the Kalukundi copper-cobalt resource, to finance part of the acquisition costs of an additional mineral property surrounding the Kalukundi mineral property (the Comide property) due diligence and for working capital.

5.   STOCK-BASED COMPENSATION

The Company applies the fair value method of accounting for all stock-based compensation awards. During the three months and six months ended June 30, 2005, the Company granted 35,000 and 1,860,000 stock options respectively to directors, officers and employees. 100,000 broker compensation warrants were also issued in the first quarter. The Company recorded $18,725 and $1,002,250 respectively in stock-based compensation expense and $9,936 in share issue costs. The fair value of these options and warrants were calculated on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 0%, expected volatility of 44.81 to 58.14%, risk-free interest rate of 4.5% and an expected option life of 2 to 5 years.

6.   SHARE CAPITAL

(a)	Authorized share capital consists of 250,000,000 common shares without par value.

	Price per Share	Number of Shares	Amount
Balance as at December 31, 2004		55,006,031	$39,184,721
Private placement (1)	$1.40	1,000,000	1,262,898
Warrants exercised	$1.05 to $1.25	482,493	559,318
Stock option exercised (2)	$0.83 to $1.48	300,000	284,450
Mineral properties	$1.17 to $1.20	25,000	29,700
Flow-through renunciation (3)		-	(1,043,943)
Subtotal		1,807,493	1,092,423
Balance as at March 31, 2005		56,813,524	$40,277,144
Mineral properties	$0.88 to $1.25	69,000	66,270
Balance as at June 30, 2005		56,813,524	$40,343,414

(1)  Flow through financing - net of share issue costs $137,102 (includes $9,936 in stock-based compensation costs).

(2)  Includes $44,200 in fair value originally allocated to contributed surplus

(3)
The Company renounced $2,930,777 in flow through expenditures in February 2005 to investors with an effective date of December 31, 2004. Under Canadian GAAP, the Company is required to reduce share capital caused by the amount of temporary taxable difference created by the renunciation. The amount of $1,043,943 was based on a tax rate of 35.62% applied to the temporary difference of $2,930,777. See note 2

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
June 30, 2005
(Expressed in Canadian Dollars)

6.   SHARE CAPITAL (Continued)

(b)	Stock Options

    The following is a summary of the changes in the Company’s outstanding stock options for the six months ended June 30, 2005

	2005
	Number of options	Weighted -Average Exercise Price

Balance as at December 31, 2004	3,486,625	$1.11
Granted	1,860,000	$1.18
Exercised	(300,000)	$0.80
Cancelled/Expired	(217,125)	$1.17
Balance as at June 30, 2005 *	4,829,500	$1.15

* As at June 30, 2005, the weighted-average remaining contractual life of stock options outstanding was 3.9 years.

(c)	Summary of stock options and warrants outstanding as at June 30, 2005:

Type of Issue	Number Outstanding	Exercise Price	Expiry Date

Stock Options	200,000	1.16	06/08/07
	100,000	1.15	07/09/07
	225,000	0.84	07/18/07
	1,012,000	0.83	08/08/07
	692,500	1.48	01/27/09
	8,750	1.30	07/12/09
	381,250	1.21	12/31/09
	1,425,000	1.18	01/06/10
	400,000	1.18	01/28/10
	20,000	1.17	10/20/13
	30,000	1.35	11/03/13
	300,000	1.45	12/10/13
Total Stock Options	4,829,500

Type of Issue	Number Outstanding	Exercise Price	Expiry Date

Warrants	713,736	1.05	08/22/05
	5,029,029	1.25	08/22/05
	159,350	1.40	12/23/06
	35,714	1.40	12/30/06
	100,000	1.40	01/28/07
Total Warrants	6,037,829

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
June 30, 2005
(Expressed in Canadian Dollars)

7.   COMMITMENTS

•	At June 30, 2005, the Company has $226,198 in remaining lease payments for the use of its Vancouver office.

•
At June 30, 2005, the Company is committed to incur a remaining $1.1 million in eligible exploration expenditures prior to December 31, 2005 in order to complete obligations entered into pursuant to flow-through share purchase agreements.

•
The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

8.   LOSS PER SHARE
Loss per share has been calculated using the weighted-average number of common shares outstanding during each year. Diluted loss per share is not presented as it is anti-dilutive to the loss per share figures.

9.   SUBSEQUENT EVENTS
Subsequent to June 30, 2005:

Equity financing

On July 26, 2005, the Company entered into an agreement with First Associates Investments Inc. (the “Underwriter”) pursuant to which the Underwriter has agreed to purchase 4,616,000 Units on a bought deal basis, at a price of $0.65 per Unit for aggregate proceeds of 3,000,400. Each Unit will be comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire an additional common share at an exercise price of $0.85 per common share at an exercise price of $0.85 per common share at any time on or before 24 months from closing.

The Underwriter was granted and has exercised an option to purchase up to an additional 4,616,000 Units at $0.65 per Unit at any time up to two business days prior to closing. The offering is scheduled to close on or about August 16, 2005 subject to receiving all regulatory approvals and completion of due diligence by the Underwriter.

The Underwriter will receive a commission equal to 9.21% of the gross proceeds of $6,000,800. In addition, the Underwriter will also be granted a non-transferable option (“Underwriter’s Option”) to acquire additional Units (“Underwriter’s Units”) in the amount equal to 2.65% of the number of units sold to a maximum of 244,648 Underwriter’s Units. Each Underwriter’s Option shall entitle the holder to acquire one Underwriter’s Unit at an exercise price of $0.65 exercisable up to 24 months following the closing date of this offering. The warrants included in the Underwriter’s Unit will have the same terms and conditions as the placees’s warrants.

The proceeds, net of cash commission and costs, raised from this offering will be used to maintain its percentage ownership interest in Africo (see below under Investment in Africo Resources Ltd.), for exploration of the Company’s mineral properties and for general working capital.

Investment in Africo Resources Ltd.

On August 1, 2005, the Company has agreed to participate in an Africo non-brokered private placement of $5.0 million (“Africo second round mezzanine equity financing”) to maintain its 36.8% ownership in Africo, subject to completion of the Company’s own equity financing. The Company’s share of the Africo private placement will be $1.8 million and this Africo equity financing is expected to close in August 2005.

Subsequent to the Africo second round Mezzanine financing, Africo is expected to complete a third round Mezzanine equity financing scheduled for closing on September 30, 2005. The Company at its sole discretion may elect to participate in this third round Africo financing.

Also see note 4(a). There is no quoted market for the Company’s investment in Africo.

RUBICON MINERALS CORPORATION
Notes to the Interim Consolidated Financial Statements - (unaudited)
June 30, 2005
(Expressed in Canadian Dollars)

9.   SUBSEQUENT EVENTS (continued)

Share Capital

Subsequent to June 30, 2005, employee options to purchase 44,500 common shares with an exercise price ranging from $0.83 to $1.48 were cancelled.